Reidco Acquisition I Inc.
c/o Prestige Optical Mastering Services Inc.
7340 Eastgate Rd. – Suite 140
Henderson, NV 89011

November 20, 2009

Mr. Edwin Kim
100 F Street, NE
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Kim:

We hereby request a 10 business day extension of time to respond to your letter of October 30, 2009, owing to the fact the company is currently engaged in a financing transaction and has been devoting all resources to the closing of said transaction.

Sincerely,

/s/Shawn Kreloff